SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35512; File No. 812-15660

LAGO Evergreen Credit, et al.

March 26, 2025

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order ("Order") under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: LAGO Evergreen Credit, LAGO Asset Management, LLC, LAGO Innovation Fund I, LP, LAGO Innovation Fund I-QP, LP, LAGO Innovation Fund, LLC, LAGO Innovation Fund II-AI, LP, LAGO Innovation Fund II-QP, LP, LAGO Innovation Fund II, LLC, LAGO Delta Nine Fund, LP, LAGO Delta Nine Fund QP, LP, LAGO Delta Nine, LLC, LAGO D9 Equity Fund I, LP, LAGO D9 Equity Fund I-QP, LP, LAGO Innovation Fund III-AI, LP, LAGO Innovation Fund III-QP, LP, LAGO Innovation Fund III, LLC, LAGO Acceleration Fund I, LP, LAGO Acceleration Fund I-QP, LP.

Filing Dates: The application was filed on November 20, 2024, and amended on March 12, 2025.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on April 21, 2025, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at SecretarysOffice@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Tim Gottfried, LAGO Asset Management LLC, at tim@lagoinnovation.com; and Stephani M. Hildebrandt, Esq. and Anne G. Oberndorf, Esq., Eversheds Sutherland (US) LLP, at StephaniHildebrandt@eversheds-sutherland.com and AnneOberndorf@eversheds-sutherland.com, respectively.

FOR FURTHER INFORMATION CONTACT: Chris Chase, Senior Counsel, Lisa Reid Ragen, Branch Chief, or Adam Large, Senior Special Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' first amended and restated application, dated March 12, 2025, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system.

The SEC's EDGAR system may be searched at, at

https://www.sec.gov/edgar/searchedgar/companysearch. You may also call the SEC's Public

Reference Room at (202) 551-8090.

      For the Commission, by the Division of Investment Management, under delegated

authority.

Sherry R. Haywood

Assistant Secretary.